For period ending September 30, 2005
Exhibit 77c
File Number 811-7528

Insured Municipal Income Fund Inc.

On July 21, 2005 the Funds shareholders elected board members at an annual meeting of shareholders. Pursuant to Instruction 2 of Sub-Item 77C of Form N-SAR, it is not necessary to provide in this exhibit details concerning shareholder action regarding the election of directors since there were no soliciations in opposition to the registrants nominees and all of the nominees were elected.